Management Report

Fierce Foundry LLC

For the period ended December 31, 2025

Prepared on

April 3, 2026

Table of Contents

Profit and Loss 3

Balance Sheet...5

Profit and Loss

January - December 2025

	Total
INCOME	
Bootcamp	10,521.83
Donation	9,806.20
Event Revenue	1,854.65
Merchandise Revenue	120.70
Sponsorship	12,400.00
Total Income	**34,703.38**
COST OF GOODS SOLD	
Cost of goods sold	
Product Costs	899.08
Total Cost of goods sold	**899.08**
Total Cost of Goods Sold	**899.08**
GROSS PROFIT	**33,804.30**
EXPENSES	
Advertising & marketing	
Email & Messaging	1,007.50
Events	-831.29
FemHack Prizes	1,053.98
Marketing Agency	16,952.50
Website ads	49.00
Total Advertising & marketing	**18,231.69**
Business Development	3,591.70
Business licences	78.00
Contributions to charities	98.08
Entertainment with clients	346.85
General business expenses	
Bank fees & service charges	59.80
Memberships & subscriptions	3,198.75
Total General business expenses	**3,258.55**
Meals	244.54
Meals with clients	2,960.24
Travel meals	70.30
Total Meals	**3,275.08**
Office expenses	
Office supplies	56.93
Shipping & postage	195.44
Software & apps	255.74
Total Office expenses	**508.11**
Professional Services	65,655.06
Accounting fees	79.00
Cost Shared with Founders	6,381.67

	Total
Legal fees	5,614.35
Total Professional Services	**77,730.08**
QuickBooks Payments Fees	460.46
Software & Subscriptions	3,431.91
Travel	314.18
Airfare	24.74
Hotels	942.94
Taxis or shared rides	1,560.84
Vehicle rental	402.75
Total Travel	**3,245.45**
Total Expenses	**114,255.96**
NET OPERATING INCOME	**-80,451.66**
OTHER INCOME	
Other income	
Credit card rewards	-109.79
Total Other income	**-109.79**
Total Other Income	**-109.79**
OTHER EXPENSES	
Vehicle expenses	
Parking & tolls	107.01
Vehicle gas & fuel	45.01
Total Vehicle expenses	**152.02**
Total Other Expenses	**152.02**
NET OTHER INCOME	**-261.81**
NET INCOME	**$ -80,713.47**

Balance Sheet

As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
FIERCE FOUNDRY LLC (8956) - 1	17,360.58
Total Bank Accounts	**17,360.58**
Accounts Receivable	
Accounts Receivable (A/R)	1,000.00
Total Accounts Receivable	**1,000.00**
Other Current Assets	
Payments to deposit	3,700.00
Total Other Current Assets	**3,700.00**
Total Current Assets	**22,060.58**
Other Assets	
Debt Issuance Cost	12,002.69
Total Other Assets	**12,002.69**
TOTAL ASSETS	**$34,063.27**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Spark Cash Select (7949) - 2	4,641.94
Total Credit Cards	**4,641.94**
Total Current Liabilities	**4,641.94**
Long-Term Liabilities	
Debt- Wefunder	160,036.00
Total Long-Term Liabilities	**160,036.00**
Total Liabilities	**164,677.94**
Equity	
Capital Contributions	1,500.00
Opening balance equity	7,150.00
Owner draws	-22,422.00
Retained Earnings	-36,129.20
Net Income	-80,713.47
Total Equity	**-130,614.67**
TOTAL LIABILITIES AND EQUITY	**$34,063.27**